Writer’s Direct Dial: +86 10 5920 1090
E-Mail: lhuang@cgsh.com

April 28, 2014

via edgar

Mr. Geoff Kruczek, Attorney-Advisor

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yongye International, Inc. Schedule 13E-3 filed by Yongye International Inc., et al. as amended April 10 and 16, 2014 File No. 005-84050

Preliminary Proxy Statement on Schedule 14A Filed April 16, 2014 File No. 001-34444

Dear Mr. Kruczek:

On behalf of Yongye International, Inc., a company incorporated under the laws of Nevada (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter of April 24, 2014 with respect to the Schedule 13E-3, File No. 005-84050 (the “Schedule 13E-3”), filed on October 28, 2013, as amended by Amendments Nos. 1 to 6 thereto filed on November 6, 2013, November 26, 2013, December 23, 2013, January 9, 2014, April 10, 2014 and April 16, 2014, respectively, and the Preliminary Proxy Statement on Schedule 14A, File No. 001-34444 (the “Proxy Statement”), filed on April 16, 2014, by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

Securities and Exchange Commission, p. 2

We represent the special committee of the board of directors of the Company. To the extent any response relates to information concerning any of the Company and the other filing persons, such response is included in this letter based on information provided by such other entities or persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR under separate cover Amendment No. 1 to the preliminary proxy statement (the “Revised Proxy Statement”) and Amendment No. 7 to the Schedule 13E-3 (the “Amended Schedule 13E-3”). Please note that the Revised Proxy Statement and Amended Schedule 13E-3 also include other updates to the Company’s disclosures and internal conforming changes. In addition, marked copies of each of the Amended Schedule 13E-3 and the Revised Proxy Statement to show changes against each of the Amendments No. 6 to the Schedule 13E-3 and the Proxy Statement are being provided to the Staff via email.

*          *          *

Schedule 13E-3

1.	We note the date of the April 10, 2014 amendment to Schedule 13E-3 relative to the date on which the original merger agreement was not approved by your shareholders. Please confirm that future, similar amendments will be made promptly, consistent with Rule 13e-3(d)(2) and (3).

We confirm that future, similar amendments to Schedule 13E-3 will be made promptly.

Preliminary Proxy Statement on Schedule 14A

Letter to Shareholders

2.	Please expand your revisions regarding the “first special meeting” to disclose the number of votes received relative to what was required under each of the three voting requirements in order for the merger proposal to be approved.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to the letter to the stockholders.

Stockholders Entitled to Vote . . ., page 5

3.	Please refer to the last full paragraph on this page. There, you disclose your belief as to the number of shares needed to approve the merger under (iii); however, such disclosure appears to assume that all shares owned by unaffiliated shareholders are voted. Given your disclosed reasons for changing the vote required, please revise to also disclose the minimum number of “for” votes that must be received for the transaction to be approved under the voting threshold in (iii) while also enabling the proposal to be approved pursuant to the threshold in (i).

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages 5, 18, 19 and 104 of the Revised Proxy Statement.

Securities and Exchange Commission, p. 3

Financing of the Merger, page 8

4.	We note the “subject to adjustment” language added to your disclosure. Please revise to clarify the nature and extent of the adjustment.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages 9, 89 and 94 of the Revised Proxy Statement.

Background of the Merger, page 27

5.	Please tell us whether written materials were used in connection with the “robust phone solicitation” and “reminder mailing campaign” mentioned on page 49. If so, please also tell us when those materials were filed under cover of Schedule 14A.

We respectfully advise the Staff that the written materials used in connection with the “robust phone solicitation” and “reminder mailing campaign” included (i) the definitive proxy statement for the special meeting of stockholders held on March 5, 2014, filed under cover of Schedule 14A on January 9, 2014, (ii) the Company’s press release issued on January 10, 2014, filed under cover of Schedule 14A on January 10, 2014, (iii) the Company’s press release issued on February 4, 2014, filed under cover of Schedule 14A on February 4, 2014, and (iv) the investor presentation dated January 2014, filed under cover of Schedule 14A on January 22, 2014. In addition, a letter reminding stockholders to vote was mailed to stockholders who had not yet voted. We respectfully advise the Staff that we did not believe such reminder letter was required to be filed under the cover of Schedule 14A as the letter did no more than request that the form of proxy contained in the definitive proxy statement be signed and returned.

*          *          *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company and the other filing persons, as requested by the Staff.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (86) 10 5920 1090.

Very truly yours,
/s/ Ling Huang
Ling Huang Esq.

Securities and Exchange Commission, p. 4

:

cc:	W . Clayton Johnson, Esq.—Cleary Gottlieb Steen & Hamilton LLP

Mitchell S. Nussbaum, Esq.—Loeb & Loeb LLP
Norwood P. Beveridge, Jr., Esq.—Loeb & Loeb LLP

John E. Lange, Esq.—Paul, Weiss, Rifkind, Wharton & Garrison LLP

Akiko Mikumo, Esq.—Weil, Gotshal & Manges LLP

Peter X . Huang, Esq.—Skadden, Arps, Slate, Meagher & Flom LLP
Daniel Dusek, Esq.—Skadden, Arps, Slate, Meagher & Flom LLP

Securities and Exchange Commission, p. 5

EXHIBIT A – ACKNOWLEDGEMENT

In response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in its letter of April 24, 2014 with respect to the Schedule 13E-3, File No. 005-84050 (the “Schedule 13E-3”), filed on October 28, 2013, as amended by Amendments Nos. 1 to 6 thereto filed on November 6, 2013, November 26, 2013, December 23, 2013, January 9, 2014, April 10, 2014 and April 16, 2014, respectively, and the Preliminary Proxy Statement on Schedule 14A, File No. 001-34444 (the “Proxy Statement”), filed on April 16, 2014, by Yongye International, Inc. and the other filing persons named therein, each of the undersigned hereby acknowledges that in connection with the Amendment No. 7 to the Schedule 13E-3 and the Amendment No. 1 to the Proxy Statement, each filed concurrently with the submission of this acknowledgement, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yongye International, Inc.

By:	/s/ Sean Shao
Name:	Sean Shao
Title:	Director and Chair of Special Committee

Yongye International Limited

By:	/s/ Zishen Wu
Name:	Zishen Wu
Title:	Director

Securities and Exchange Commission, p. 6

Yongye International Merger Sub Limited

By:	/s/ Zishen Wu
Name:	Zishen Wu
Title:	Director

Xingmei Zhong
By:	/s/ Xingmei Zhong

Full Alliance International Limited

By:	/s/ Zishen Wu
Name:	Zishen Wu
Title:	Director

Zishen Wu
By:	/s/ Zishen Wu

Orient Blossom Investments Limited

By:	/s/ Zishen Wu
Name:	Zishen Wu
Title:	Director

Securities and Exchange Commission, p. 7

Prosper Sino Development Limited

By:	/s/ LAU Lai Sze
Name:	Miss LAU Lai Sze, representing INB Holdings Limited
Title:	Director

Morgan Stanley Private Equity Asia III, L.L.C.

By:	Morgan Stanley Private Equity Asia III, Inc., its managing member

By:	/s/ Samantha Jennifer Cooper
Name:	Samantha Jennifer Cooper
Title:	Vice President

Morgan Stanley Private Equity Asia III, L.P.

By:	Morgan Stanley Private Equity Asia III, L.L.C., its general partner

By:	Morgan Stanley Private Equity Asia III, Inc., its managing member

By:	/s/ Samantha Jennifer Cooper
Name:	Samantha Jennifer Cooper
Title:	Vice President

Securities and Exchange Commission, p. 8

Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd.

By:	/s/ Samantha Jennifer Cooper
Name:	Samantha Jennifer Cooper
Title:	Director

MSPEA Agriculture Holding Limited

By:	/s/ Samantha Jennifer Cooper
Name:	Samantha Jennifer Cooper
Title:	Director

Lead Rich International Limited

By:	/s/ Peng Liu
Name:	Peng Liu
Title:	Director

Stable Rich Capital Advisory Limited

By:	/s/ Peng Liu
Name:	Peng Liu
Title:	Director

Peng Liu

By:	/s/ Peng Liu